Banyan Acquisition Corporation

400 Skokie Blvd, Suite 820

Northbrook, IL 60062

November 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Nasreen Mohammed, Mr. Adam Phippen, Ms. Kate Beukenkamp and Mr. Dietrich King

Re:	Banyan Acquisition Corporation
Registration Statement on Form S-4 (the “Registration Statement”)
File No. 333-274442

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Banyan Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 12:00 p.m., Eastern Time, on December 4, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Keith Jaffee
Keith Jaffee
Chief Executive Officer